Exhibit 3.1

MGIC Investment Corporation
Amendments to Bylaws
Adopted January 31, 2012

Section 2.02 of the Amended and Restated Bylaws is amended and restated in its entirety to read as follows:

2.02. Purposes of Annual Meeting. At each Annual Meeting, the shareholders shall elect directors and transact such other business as may properly come before the Annual Meeting in accordance with Section 2.14 of these Bylaws. If the election of directors shall not be held on the date designated herein, or fixed as herein provided, for any Annual Meeting, or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of shareholders (a “Special Meeting”) as soon thereafter as is practicable.

Sections 3.01(b), (c), (d)(i) and (e) of the Amended and Restated Bylaws are amended and restated in their entirety to read as follows:

3.01 General Powers; Number; Vacancy.

 (b) The number of directors of the corporation shall be not less than 7 nor more than 17, as determined from time to time by the Board of Directors.

 (c) Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors, or by a sole remaining director.

 (d) (i) As a condition of being nominated by the Board to stand for election as a director at a meeting of shareholders, a nominee who is an incumbent director must agree in writing to submit an irrevocable resignation if such nominee does not receive a Majority Vote and the election is not a Contested Election.  Such resignation, if so required, shall be promptly tendered following certification of the shareholder vote. A Majority Vote means that when there is a quorum present more than 50% of the votes cast in the election of such director were “for” the election of such director, with votes cast being equal to the total of the votes “for” the election of such director plus the votes “withheld” from the election of such director. A Contested Election shall occur if, at the Determination Date, there are more nominees (whether the nominees have been nominated by the Board of Directors, by one or more shareholders, or by a combination of the Board of Directors and one or more shareholders) than directors to be elected in such election. The Determination Date is (x) the day after the meeting of the Board of Directors in which the Board’s nominees for director are approved, when such meeting occurs after the last day on which a shareholder may propose the nomination of a director for election pursuant to these Bylaws, or (y) the day after the last day on which a shareholder may propose the nomination of a director for election pursuant to these Bylaws, when the last day for such a proposal occurs after the meeting of the Board of Directors in which the Board’s nominees for director are approved, whichever of clause (x) or (y) is applicable.

 (e) In accordance with the Article 6 A. of Corporation’s Articles of Incorporation, as amended at the 2011 Annual Meeting, beginning with the Corporation’s 2012 Annual Meeting and thereafter, each director whose term is expiring at an Annual Meeting is elected by shareholders for a term of one year, and as further provided in such Article 6 A.  The director classification provisions included in these Bylaws prior to their amendment by the Board of Directors on January 31, 2012 shall remain in effect for any director not so elected, including a director elected under subsection (c) of such provisions.